

March 21, 2017

Via E-Mail

Karen Mintz
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, OK 74103

>   **Re: Senomyx, Inc.**
>   **PREC14A filed March 17, 2017**
>   **DFAN14A filed March 9, 2017**
>   **File No. 0-50791**

Dear Ms. Mintz:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 17, 2017

General

1. While your materials criticize the current management direction and share (under)performance of the Company, you have not provided any details about what changes you intend to make if your nominees are elected to the Board. Please discuss your future plans for the Company if some or all of your Nominees are elected. See Item 5(b)(1)(xii) of Schedule 14A.

Our Nominees Have the Experience, Qualifications and Commitment Necessary to Unlock Value for Shareholders, page 2

2. For multiple nominees, you state that such persons "have been added" to various corporate boards. Clarify whether such persons were added as the result of proxy contests, as you did for Mr. Pointer. If not, explain as to each how he or she came to serve on the applicable board of directors.

Background to the Solicitation, page 4

3. Revise to describe the contacts between the Company and CSNS and its affiliates that led up to this proxy contest.

Proposal No. 1: Election of Directors, page 7

4. Describe the "certain costs" to be covered by Mr. Gillman which Nominees may incur in connection with this proxy contest and the Annual Meeting.

Other Proposals, page 14

5. Revise the last sentence in this section to be consistent with the language about discretionary authority conferred with a proxy in Rule 14a-4(c)(3), which is limited to matters that you do not know a reasonable time before the solicitation will be presented at the meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions